UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ENDWAVE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
29264A206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
EDWARD A. KEIBLE, JR.
President and Chief Executive Officer
Endwave Corporation
130 Baytech Drive
San Jose, California 95134
(408) 522-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
Copy to:
JODIE BOURDET
TARAK SHAH
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, California 94111
(415) 693-2000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$1,230,373.05	$68.66
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have an aggregate exercise price of $1,230,373.05, based on the issuance of options to purchase up to 523,563 shares at an exercise price of $2.35 per share, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on August 5, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$68.66
Filing party:	Endwave Corporation
Form or registration No.:	Schedule TO
Date filed:	August 11, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
EX-99.(A)(1)(K)
EX-99.(a)(1)(L)
EX-99.(a)(1)(M)

SCHEDULE TO

(AMENDMENT NO. 1)
     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed by Endwave Corproation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 11, 2009 (the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible option grants for new options grant, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009 (the “Exchange Offer”).
Item 10. Financial Statements.
Item 10 of the Schedule TO is hereby amended and supplemented as follows:
     (a) Financial Information. The information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and the information contained in the Supplement to the Exchange Offer is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009.

(a)(1)(B)*	Form of Communication to Eligible Optionholders of Endwave Corporation.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Notice of Withdrawal.

(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)*	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(G)*	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(H)*	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(I)*	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(J)*	Form of Reminder Communication to Eligible Optionholders.

(a)(1)(K)	Form of Eligible Option Information Sheet.

(a)(1)(L)	Supplement to Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 21, 2009.

(a)(1)(M)	Form of Communication to Eligible Optionholders Transmitting Supplement to Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants.

(a)(2)	Not applicable.

Exhibit No.	Description
(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	2007 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed on June 13, 2007).

(d)(2)	Form of Stock Option Agreement under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-144851)).

(d)(3)	Form of Stock Option Agreement for Non-Employee Directors under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-144851)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 11, 2009, and incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDWAVE CORPORATION
By:	/s/ Curt P. Sacks
Name:	Curt P. Sacks
Title:	Chief Financial Officer and Senior Vice President

Date: August 21, 2009